Exhibit 99.1
Record Adjusted EBIT of €2.0 billion for both the Group and North America, with record margins of 7.2% and 10.6%, respectively. Full-year guidance confirmed. Rationalized product portfolio plans result in non-cash impairment charges of €1.4 billion and a Net loss from continuing operations of €0.2 billion.

2019 THIRD QUARTER FINANCIAL RESULTS FROM CONTINUING OPERATIONS (all amounts € million)(1)
“Our strong Q3 results, built on record North America profitability, put us in a position to deliver our full-year guidance and to further improve financial performance in 2020. In addition, changes to our product portfolio plans are central to our strategy to improve performance in EMEA and Maserati.”
- Mike Manley, CEO

IFRS		NON-GAAP(2)

Net revenues		Adjusted EBIT(3)/ Margin
27,322	(1)%	1,959	+5%	7.2%	+40 bps

Net loss(4)		Adjusted net profit(4)
FCA delivered record Group Adjusted EBIT and margin in the third quarter on the back of positive mix and increased pricing, despite lower shipments. North America also achieved record results, with €2.0 billion in Adjusted EBIT along with 10.6% margin. In LATAM, we continue to deliver improved profitability as both Adjusted EBIT and margin were higher compared to last year.
During the quarter, we announced our updated Maserati product plan in which all new models will offer full battery electric propulsion systems, which will offer unique driving modes, extended range and ultra-fast charging capabilities. All new Maserati products, including the updated current models, will also offer a range of autonomous driving capabilities, starting with Level 2 enhanced highway assist progressing to Level 3.
The first electrified Maserati will be a hybrid electric Ghibli, which will be launched in 2020. The first all-new Maserati, which will also launch in 2020, will be the eagerly-anticipated sports car.
Additional actions during the quarter included a memorandum of understanding with the Italian electricity grid operator, Terna Group, for the joint trialing of sustainability mobility services and technologies, such as Vehicle-to-Grid, which enables electric vehicles to interact with the grid via 'smart' charging infrastructure. A new technology lab will be built inside the FCA Mirafiori industrial complex.
The Group also extended its FCA Bank joint venture with Crédit Agricole Consumer Finance to December 31, 2024. This lays the foundation to further enhance FCA Bank's profitability by continuing in its offer of best-in-class financial services and allowing for an expansion of rental and innovative mobility services.
The positive momentum we have demonstrated over recent quarters solidifies our confidence in our ability to achieve our full-year 2019 guidance.

(179)	(135)%	1,262		(6)%

Diluted loss per share €		Adjusted diluted EPS(5) €
(0.11)	(133)%	0.81		(6)%

Cash flows from operating activities		Industrial free cash flows(6)
2,343	+193%	178		+276 m

•
Worldwide combined shipments(7) of 1,059 thousand units, down 9%, primarily due to continued dealer stock discipline in North America
•
Record North America results, with Adjusted EBIT of €2.0 billion, margin at 10.6%, up 40 bps
•
Industrial free cash flows of €0.2 billion; including €2.2 billion of capex
•
Rationalized product portfolio plans primarily for Europe in the A-segment, as well as for Alfa Romeo, result in €1.4 billion non-cash impairment, which is excluded from Adjusted EBIT and Adjusted net profit

Refer to page 5 for an explanation of the items referenced on this page.

North America
	Q3 2019	vs Q3 2018
•
Shipments down 11%, primarily due to continued dealer stock discipline, partially offset by volumes of all-new Jeep Gladiator
•
Net revenues flat, with favorable model mix and foreign exchange translation effects, offset by lower volumes and negative channel mix
•
Record Adjusted EBIT, up 4%, with record margin, due to favorable mix, positive net price, industrial efficiencies and favorable foreign exchange effects, partially offset by lower volumes and increased product costs on new vehicles

Shipments (000s)	600	(73)
Net revenues (€ million)	19,066	(7)
Adjusted EBIT (€ million)	2,019	+82
Adjusted EBIT margin	10.6%	+40	bps

APAC
	Q3 2019	vs Q3 2018
•
Combined shipments down 24%, primarily from lower China JV volumes
•
Consolidated shipments decrease primarily due to Jeep Compass, partially offset by increased Jeep Wrangler volumes
•
Net revenues up 18%, with favorable vehicle mix and foreign exchange effects, as well as non-repeat of incentives related to China 5 transition, partially offset by lower volumes
•
Adjusted EBIT up due to increased Net revenues, partially offset by lower China JV results

Combined shipments(7) (000s)	35	(11)
Consolidated shipments(7) (000s)	17	(2)
Net revenues (€ million)	687	+105
Adjusted EBIT (€ million)	(10)	+86
Adjusted EBIT margin	(1.5)%	+1,500	bps

EMEA
	Q3 2019	vs Q3 2018
•
Combined and consolidated shipments down 4% and 5%, respectively, primarily due to discontinuation of Fiat Punto and Alfa Romeo Mito, as well as lower Fiat brand volumes
•
Net revenues down 6%, primarily due to lower volumes
•
Adjusted EBIT down, with lower volumes, negative net pricing, increased compliance and product costs, partially offset by reduced advertising costs and labor efficiencies resulting from restructuring actions

Combined shipments(7) (000s)	270	(11)
Consolidated shipments(7) (000s)	260	(13)
Net revenues (€ million)	4,660	(295)
Adjusted EBIT (€ million)	(55)	(30)
Adjusted EBIT margin	(1.2)%	(70)	bps

LATAM
	Q3 2019	vs Q3 2018
•
Shipments flat, with increased volumes in Brazil offset by lower volumes in other markets, primarily Argentina
•
Net revenues up 10%, with positive net pricing, including recognition of one-off Brazilian indirect tax credit, and favorable foreign exchange effects
•
Adjusted EBIT up 83%, due to higher Net revenues, partially offset by higher industrial costs, mainly from purchasing cost inflation

Shipments (000s)	150	(1)
Net revenues (€ million)	2,191	+208
Adjusted EBIT (€ million)	152	+69
Adjusted EBIT margin	6.9%	+270	bps

MASERATI
	Q3 2019	vs Q3 2018
•
Shipments down 48%, primarily due to lower sales and planned dealer stock reduction
•
Net revenues down 38%, primarily due to lower volumes, partially offset by positive model and market mix
•
Adjusted EBIT down primarily due to lower Net revenues

Shipments (000s)	4.6	(4.2)
Net revenues (€ million)	394	(237)
Adjusted EBIT (€ million)	(51)	(66)
Adjusted EBIT margin	(12.9)%	(1,530)	bps

Refer to page 5 for an explanation of the items referenced on this page.

Reconciliations

Net (loss)/profit to Adjusted EBIT

Q3 2019	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€19,066	€687	€4,660	€2,191	€394	€324	€27,322
Revenues from transactions with other segments		3	(11)	(26)	(4)	(2)	40	~~—~~
Revenues from external customers		€19,069	€676	€4,634	€2,187	€392	€364	€27,322

Net (loss) from continuing operations								€(179)
Tax expense								€440
Net financial expenses								€280
Adjustments:
Impairment expense and supplier obligations(A)		—	—	435	—	148	793	€1,376
Restructuring costs, net of reversals		(3)	—	—	—	—	2	€(1)
Other		(2)	—	5	—	1	39	€43
Total adjustments		(5)	—	440	—	149	834	€1,418
Adjusted EBIT(3)		€2,019	€(10)	€(55)	€152	€(51)	€(96)	€1,959
______________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
A.Impairment expense primarily as a result of rationalized product portfolio plans for Europe in A-segment, as well as for Alfa Romeo

Q3 2018	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€19,073	€582	€4,955	€1,983	€631	€370	€27,594
Revenues from transactions with other segments		(6)	(13)	(21)	—	(5)	45	—
Revenues from external customers		€19,067	€569	€4,934	€1,983	€626	€415	€27,594

Net profit from continuing operations								€514
Tax expense								€277
Net financial expenses								€249
Adjustments:
Charge for U.S. diesel emissions matters		—	—	—	—	—	713	€713
China inventory impairment		—	129	—	—	—	—	€129
Restructuring costs, net of reversals		—	—	60	(36)	—	—	€24
Recovery of costs for recall - airbag inflators		(3)	—	—	—	—	—	€(3)
Brazilian indirect tax - reversal of liability/recognition of credits		—	—	—	(47)	—	—	€(47)
(Recovery of)/costs for recall - contested with supplier		13	—	—	—	—	—	€13
Other		3	—	—	—	—	—	€3
Total adjustments		13	129	60	(83)	—	713	€832
Adjusted EBIT(3)		€1,937	€(96)	€(25)	€83	€15	€(42)	€1,872

Refer to page 5 for an explanation of the items referenced on this page.

Net (loss)/profit to Adjusted net profit
(€ million)	Q3 2019	Q3 2018
Net (loss)/profit	(179)	564
Less: Net profit - discontinued operations(B)	—	50
Net (loss)/profit from continuing operations	(179)	514
Adjustments (as above)	1,418	832
Tax impact on adjustments(C)	(54)	(3)
Net derecognition of deferred tax assets and other tax adjustments	77	—
Total adjustments, net of taxes	1,441	829
Adjusted net profit(4)	1,262	1,343
______________________________________________________________________________________________________________________________
B.Reflects results of Magneti Marelli for the three months ended September 30, 2018; sale of Magneti Marelli was completed on May 2, 2019
C.Reflects tax impact on adjustments excluded from Adjusted EBIT noted above

Diluted EPS to Adjusted diluted EPS
	Q3 2019	Q3 2018
Diluted (loss)/earnings per share from continuing operations ("Diluted EPS") (€/share)	(0.11)	0.33
Impact of adjustments, net of taxes, on Diluted EPS (€/share)	0.92	0.53
Adjusted diluted EPS (€/share)(5)	0.81	0.86
Weighted average number of shares outstanding for Diluted EPS (thousand)	1,571,155	1,568,788

Cash flows from operating activities to Industrial free cash flows
(€ million)	Q3 2019	Q3 2018
Cash flows from operating activities	2,343	779
Less: Cash flows from operating activities - discontinued operations	—	(22)
Cash flows from operating activities - continuing operations	2,343	801
Less: Operating activities not attributable to industrial activities	13	16
Less: Capital expenditures for industrial activities	2,152	1,356
Add: Net intercompany payments between continuing operations and discontinued operations	—	(121)
Add: Discretionary pension contribution, net of tax	—	594
Industrial free cash flows(6)	178	(98)

Refer to page 5 for an explanation of the items referenced on this page.

NOTES
(1) All results for the three months ended September 30, 2019 and 2018 exclude Magneti Marelli following its presentation as a discontinued operation in the three months ended September 30, 2018 and subsequent disposal on May 2, 2019;
(2) Refer to page 3 for the reconciliations of Net (loss)/profit to Adjusted EBIT, page 4 for the reconciliations of Net (loss)/profit to Adjusted net profit, Diluted EPS to Adjusted diluted EPS and of Cash flows from operating activities to Industrial free cash flows;
(3) Adjusted EBIT excludes certain adjustments from Net (loss)/profit from continuing operations, including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit);
(4) Adjusted net profit is calculated as Net (loss)/profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature;
(5) Adjusted diluted EPS is calculated by adjusting Diluted (loss)/earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net profit;
(6) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control;
(7) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries.
_______________________________________________________________________________________________________________________________
SAFE HARBOR STATEMENT
This document contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the Company's expectations as to the achievement of certain targeted metrics, including net cash/(debt) and net industrial cash/(debt), revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are, by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Group's ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic  environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group's ability to expand certain of the Group's brands globally; the Group's ability to offer innovative, attractive products; the Group's ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies affecting the Group, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group's defined benefit pension plans; the Group's ability to provide or arrange for access to adequate financing for the Group's dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;  the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; a significant malfunction, disruption or security breach compromising the Group’s information technology systems or the electronic control systems contained in the Group’s vehicles; the Group's ability to realize anticipated benefits from joint venture arrangements; the Group's ability to successfully implement and execute strategic initiatives and transactions, including the Group's plans to separate certain businesses; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations, including any work stoppages, and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.
_______________________________________________________________________________________________________________________________
EARNINGS CALL
On October 31, 2019, at 1p.m. GMT, management will hold a conference call to present the 2019 third quarter results and to update financial guidance for 2020. The call can be followed live and a recording will be available later on the Group's website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group's website prior to the call.

London, October 31, 2019